UMB Scout Funds

1010 Grand Boulevard
Kansas City, MO 64106

UMB Distribution Services, LLC

803 West Michigan Street, Suite A
Milwaukee, WI 53233

May 18, 2009

VIA EDGAR TRANSMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                             RE: UMB Scout Funds (the “Trust”)
                                     File Nos. 333-96461; 811-09813

Ladies and Gentlemen:

     This letter contains a request for acceleration of the registration of the shares of a new series of UMB Scout Funds called UMB Scout TrendStar Small Cap Fund. The Trust filed an amendment to its Registration Statement on Form N-1A on April 6, 2009 which contained a prospectus and statement of additional information for the new fund. After receiving SEC comments, the Trust filed a comment response letter and also a second 485(a) amendment relating to the new fund on May 18, 2009 (the “Amendment”). The prospectus and statement of additional information relate only to the UMB Scout TrendStar Small Cap Fund series of the Trust. The prospectus and statement of additional information relating to the other series of the Trust are not amended or superseded hereby.

     Pursuant to the requirements of Rule 461 of the 1933 Act, the undersigned officers of the Registrant and UMB Distribution Services, LLC, the principal underwriter of the Registrant, respectfully request that the effectiveness of the Amendment be accelerated to May 19, 2009, or as soon as practicable thereafter. We have discussed this acceleration request with Kevin C. Rupert, the Trust’s SEC staff reviewer.

     Thank you for your prompt attention to the Amendment and to the request for acceleration of the effective date of the Amendment. Any questions regarding this filing and acceleration request should be directed to Mr. O’Hare.

Sincerely yours,

/s/ Warren Green                                                            /s/ Constance Dye Shannon
Name:Warren Green                                                      Name: Constance Dye Shannon
Title: Treasurer and Principal Financial Officer                 Title: Secretary
UMB Scout Funds                                                         UMB Distribution Services, LLC

cc: UMB Scout Funds Trustees
     Gary DiCenzo, UMB Scout Funds
     Connie Martin, UMB Scout Funds

    Thomas Laming, TrendStar Advisors, LLC
    Kirstin Salzman, Husch Blackwell Sanders LLP
    Jason D. Bartel, UMB Distribution Services, LLC
    Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP
    J.Stephen Feinour, Jr., Esq., Stradley Ronon Stevens & Young, LLP